

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 2012

<u>Via Facsimile</u>
Mr. Ian P. Cleminson
Chief Financial Officer
Innospec, Inc.
8375 South Willow Street
Littleton, Colorado 80124

> **RE: Innospec, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-K for the Period Ended September 30, 2012**
> **Filed November 1, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2012**
> **File No. 1-13879**

Dear Mr. Cleminson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results…, page 26</u>

<u>General</u>

1. To enhance your shareholders' understanding of the company's financial statements, in future filings please consider including an overview section discussing the most important factors as considered by the company's management in evaluating the company's financial condition and operating performance in a given year, including among other things, the economic and/or industry-wide factors relevant to the company, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, and results of operations, to the extent known and foreseeable. In this respect we note that in the earnings call for Q4 2011, Mr. Williams provided a meaningful overview of how the market conditions, tough downstream environment, extended plant maintenance, among other

factors, impacted the company's 2011 performance. For guidance, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33- 8350 (December 19, 2003).

Critical Accounting Estimates, page 26

Intangible Assets, Net of Amortization, page 29

2. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property and equipment, please disclose the following in future filings:
   - How you group long-lived assets for impairment testing;
   - How you determine when your long-lived assets should be tested for impairment, including the types of events and circumstances that may be indicators of a potential impairment; and
   - Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets.
   Please show us supplementally what your revised disclosures will look like.

3. For any long-lived assets or asset groups, including other intangible assets aside from goodwill, for which you have determined that the undiscounted cash flows are not in excess of the carrying value, please disclose the following in future filings, if material:
   - The carrying value of these assets;
   - The percentage by which the estimated fair value exceeds the carrying value or a statement that it substantially exceeds the carrying value, if true;
   - A description of the key assumptions that drive the estimated fair value;
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow models that materially deviate from your historical results, please include a discussion of these assumptions; and
   - A discussion of any potential events and circumstances that could have a negative effect on the estimated fair value.
   Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us supplementally what your revised disclosures will look like.

Results of Operations, page 30

Results of Operations - Fiscal 2011 Compared to Fiscal 2010, page 31

4. Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects, without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. In future filings, please revise your discussion under results of operations for all periods to:

- Provide a more robust discussion of the factors affecting net sales in each of your segments. You have provided a table that shows the impact of volume, price and product mix and exchange rates on net sales, but it does not appear that you have provided much insight into the underlying business reasons for these changes. For example, in the Fuel Specialties segment, it is not clear why volumes increased in EMEA and Avtel, but decreased in the Americas and ASPAC;
- Provide a more robust explanation for the changes in line items within your statements of income. For example, on page 31, you disclose that the year on year decrease of 3.2 percentage points in gross margin reflects higher proportion of lower margin products and the competitive pressure on margins resulting from increased raw material costs. However, you do not appear to provide further explanations as to the extent of each factor identified, the underlying reasons for the factors identified or how these factors resulted in the change in gross margin. It also appears that price and product mix had a positive impact on net sales in all segments, while product mix had a negative impact on gross margin. Please discuss why;
- We note your risk factor on page 14 that changes in the exchange rate of the European Union euro, British pound sterling and Swiss franc may adversely impact your revenues and expenses. Please expand MD&A to address how changes in exchange rates impacted your revenues and expenses; and
- Quantify the reasons for the changes in your operating expenses from period-to-period. For example, on page 31, you indicate that the decrease was due to the release of an accrual in respect of an old customer claim offset by increases in operating expenses due to higher licensing costs and the adverse impact of foreign exchange rates on your European cost base denominated in European Union euro and British pound sterling without further quantification. On page 32, you also indicate that the year on year increase of 8% was less than the 16% growth in sales as you continued to leverage the infrastructure of the Active Chemicals segment. Please also explain the reason for the 8% increase in operating expenses.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification. Please show us supplementally what your revised disclosures for 2011 as compared to 2010 will look like.

Income Taxes, page 33

5. You indicate that the effective tax rate, once adjusted for the NewMarket Corporation civil complaint settlement, adjustment of income tax provision and for the OFFP and FCPA settlement accrual was 15.8% compared with 13.6% in 2010. It appears that your adjusted effective tax rate is a non-GAAP financial measure. In future filings, please revise your disclosures to include the disclosures required by Item 10(e) of Regulation S-K, including but not limited to a statement disclosing the reasons why management believes that presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations and to the extent material, a statement disclosing

the additional purposes, if any, for which management uses the non-GAAP financial measure that is not disclosed pursuant to 10(e)(1)(i)(C) of Regulation S-K. In discussing the operating expenses of the Octane Additives segment on page 32, you also present amounts and percentages which exclude the impact of these items. Similarly revise your disclosures there and elsewhere where non-GAAP measures are presented or discussed to include the disclosures required by Item 10(e). Please show us supplementally what your revised disclosures will look like.

Liquidity and Financial Condition, page 39

Operating Activities, page 42

6. You disclosed that cash flows from operating activities were $34.7 million for 2011 compared to $58.2 million for 2010. However you have not provided any discussion regarding the significant decrease in net cash provided by operating activities from 2011 to 2010. In future filings, please expand your disclosure to discuss the underlying reasons for material changes in the various working capital components, with specific discussions for trade and other accounts receivable, inventories and accounts payable and accrued liabilities, as applicable. Given the impact of the changes in your accounts receivables and inventories, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. Please show us supplementally what your revised disclosures will look like. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Financial Statements

Consolidated Statement of Cash Flows, page 53

7. In future filings, please breakout the movements on other non-current assets and liabilities line item into smaller components. In doing so, please also ensure that changes in other non-current assets are presented separately from changes in other non-current liabilities. Please show us supplementally what the revised presentations for 2010 and 2011 would look like.

Form 10-Q for the Period Ended September 30, 2012

Financial Statements

Consolidated Statement of Cash Flows, page 53

8. The $5 million repayment of promissory note appears to relate to amounts owed to NewMarket Corporation pursuant to your September 13, 2011 agreement to settle litigation with them as disclosed on page 90 of your December 31, 2011 Form 10-K. As a result, please tell us how you determined that this $5 million payment and the $10 million in future payments are financing cash flows, rather than operating cash flows. Please also confirm that the $25 million in cash that you paid in 2011 related to this litigation was included in

operating cash flows and explain your rationale for the change in cash flow presentation for payments in 2012 related to the same settlement.

Definitive Proxy Statement on Schedule 14A filed on March 23, 2012

Compensation Discussion and Analysis, page 19

Annual Cash Compensation, page 21
Annual Incentives, page 22

9. Please refer to comment 17 in our letter dated August 24, 2009. We note that for 2011, bonus payments were payable upon achievement of operating income and consolidated operating cash flow targets. We are unable to locate, however, quantitative disclosure with respect to these performance targets. With a view towards future disclosure, please tell us what those targets were for year 2011 and the actual level of target achievement.

Co-Investment Plan, page 25

10. With a view towards future disclosure, please tell us whether any of the named executive officers participated in the plan during 2011 and how that participation was disclosed in the summary compensation table.

Summary Compensation Table, page 32

11. In light of your disclosure that in 2011 no awards were made under the CSOP, please tell us what disclosure in the "Option Awards" column represents. In this regard we also note that your "Exceptional Stock Option Awards" and "Retention Program" discussion on page 29 does not appear to indicate that any option awards were made under these programs in 2011.

Grants of Plan-Based Awards in Fiscal 2011, page 36

12. Since your annual incentive payments to the named executive officers are made under the MICP, please explain why you have not included Item 402(d) of Regulation S-K disclosure with respect to the estimated future payouts under non-equity incentive plans. Otherwise, please show us what the disclosure looked like for year 2011 and include similar disclosure in your future filings.

Director Compensation for Fiscal 2011, page 44

13. Refer to comment 28 in our letter dated August 24, 2009. We note that disclosure related to the aggregate number of awards outstanding at fiscal year-end as noted in Instruction to Item 402(k)(2)(iii) of Regulation S-K is still missing. Please advise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief